SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 13)*

NEWS CORPORATION

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

65248E203 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons Cruden Financial Services, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power -0- 6 Shared Voting Power 297,280,548 7 Sole Dispositive Power -0- 8 Shared Dispositive Power 297,280,548

9	Aggregate Amount Beneficially Owned by Each Reporting Person 297,280,548 (all of which are owned directly by Harris Trust)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 28.5% - See Item 4
12	Type of Reporting Person CO

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons CFS 2, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power -0- 6 Shared Voting Power 297,280,548 7 Sole Dispositive Power -0- 8 Shared Dispositive Power 297,280,548

9	Aggregate Amount Beneficially Owned by Each Reporting Person 297,280,548 (all of which are owned directly by Harris Trust)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 28.5% - See Item 4
12	Type of Reporting Person CO

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons AE Harris Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power -0- 6 Shared Voting Power 297,280,548 7 Sole Dispositive Power -0- 8 Shared Dispositive Power 297,280,548

9	Aggregate Amount Beneficially Owned by Each Reporting Person 297,280,548
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 28.5% - See Item 4
12	Type of Reporting Person OO

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons K. Rupert Murdoch
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 10,662,589 6 Shared Voting Power 297,280,548 7 Sole Dispositive Power 10,662,589 8 Shared Dispositive Power 297,280,548

9	Aggregate Amount Beneficially Owned by Each Reporting Person 307,943,137
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 29.5% - See Item 4
12	Type of Reporting Person IN

This statement relates to the beneficial ownership of securities of News Corporation (the “Company” or “Issuer”) by AE Harris Trust (the “Harris Trust”), the trustees of the Harris Trust (Cruden Financial Services LLC (“Cruden Financial Services”) and CFS 2 LLC (“CFS 2”)) and by K. Rupert Murdoch, and further amends the previously filed statements on Schedule 13G.

This statement is filed in connection with a transaction pursuant to which The News Corporation Limited, an Australian corporation (“TNCL”), a previous reporting person hereunder, became an indirect wholly-owned subsidiary of News Corporation, a Delaware corporation (the “Reorganization”). The Reorganization was effectuated through a share exchange in which TNCL shareholders received News Corporation shares in exchange for the cancellation of their TNCL shares. Immediately prior to the Reorganization, News Corporation had no assets or liabilities other than nominal assets or liabilities. On November 12, 2004, TNCL changed its name to News Holdings Limited.

In connection with the Reorganization, News Corporation, Safeguard Nominees Pty Limited, an Australian corporation (“Safeguard”), Secure Nominees Pty Limited, an Australian corporation (“Secure”) (Secure and Safeguard, the trustees of the Harris Trust prior to the Reorganization and, together with any successor entity to either of them, the “Harris Trust Trustees”) and Mr. K. Rupert Murdoch (“Mr. Murdoch”) entered into an agreement dated October 7, 2004 relating to certain restrictions on acquisitions of Shares by the Harris Trust Trustees and Mr. Murdoch (collectively, the “Murdoch Interests”) (such agreement, the “Murdoch Interests Agreement”). The Murdoch Interests Agreement became effective upon the implementation of the Reorganization (the “Effective Date”). The Murdoch Interests Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to the Murdoch Interests Agreement, except for a Permitted Transfer (as defined below), the Murdoch Interests may not, directly or indirectly, acquire legal or beneficial ownership of additional Shares if such acquisition would result in the percentage of Shares legally or beneficially owned by the Murdoch Interests at the date of acquisition being more than three percentage points higher than the percentage of outstanding Shares legally or beneficially owned by the Murdoch Interests six months prior to the date of such acquisition; provided, however, that at any time commencing six months after the Effective Date, the foregoing shall not prevent the acquisition of legal or beneficial ownership of additional Shares so long as the acquisition would not result in the percentage acquired being more than six percentage points higher than the percentage of outstanding Shares legally or beneficially owned by the Murdoch Interests twelve months prior to the date of such acquisition. Notwithstanding the foregoing, there is no prohibition on any acquisitions which result in the Murdoch Interests legally or beneficially owning 29.47% or less of the outstanding Shares. No increase in the percentage of Shares is deemed to have occurred as a result of any acquisition of Shares by News Corporation or by any entity controlled directly or indirectly by News Corporation (a “Subsidiary”).

Sales or acquisitions of Shares by the Murdoch Interests pursuant to (i) a pro-rata rights issue, stock dividend or distribution or stock split, recapitalization, reclassification or similar transaction, (ii) an underwriting agreement with an underwriter or sub-underwriter, (iii) any dividend reinvestment or similar plan, (iv) shares or equity interests issued pursuant to stock options or other incentive compensation issued to any of the Murdoch Interests in connection with such person’s employment by News Corporation, (v) any acquisition or business combination, provided that the terms of such issuance to or acquisition by the Murdoch Interests are substantially identical to the terms available to other holders, or (vi) a Permitted Transfer are not included for purposes of determining compliance with the preceding paragraph.

Pursuant to the Murdoch Interests Agreement, except for a Permitted Transfer, the Murdoch Interests may not transfer to any person other than the Murdoch Interests (a “Third Party”) legal or beneficial ownership of such number of shares that will, alone or together with the number of shares actually known by the Murdoch Interests to be held by the Third Party prior to such transfer, represent more than 19.9% of the outstanding Shares unless such Third Party offers to purchase all of the Shares and all shares of News Corporation Class A Common Stock on the terms and conditions as provided for in Section 4(e) of Article IV of the Restated Certificate of Incorporation of News Corporation.

Mr. Murdoch and the Harris Trust Trustees are required to disclose to News Corporation the terms of any proposed transfer involving the Murdoch Interests. News Corporation is responsible, based on such information, to determine whether such proposed transfer is permitted pursuant to the Murdoch Interests Agreement.

The restrictions set forth in the above paragraphs will cease to apply, and the Murdoch Interests Agreement will terminate, on the earliest to occur of (i) the tenth anniversary of the Effective Date; (ii) the date that a Third Party directly or indirectly acquires or otherwise becomes the legal or beneficial owner of fifteen percent or more of the outstanding Shares (with certain exceptions); (iii) the commencement by a Third Party of a tender or exchange offer, as defined in Section 4(e) of Article IV of the Restated Certificate of Incorporation of News Corporation; and (iv) the date that the Murdoch Interests cease to be the legal or beneficial owner of at least ten percent of the outstanding Shares.

For purposes of the Murdoch Interests Agreement, “Permitted Transfer” means (i) a transfer pursuant to a tender or exchange offer, as defined in Section 4(e) of Article IV of the Restated Certificate of Incorporation of News Corporation; (ii) a transfer pursuant to any transaction generally available to holders of Shares, such as a merger, recapitalization or other extraordinary business combination; and (iii) any other transfer approved by a majority of the votes cast at a meeting of holders of Shares, excluding for this purpose any votes cast by the Murdoch Interests.

Item 1	(a).	Name of Issuer: News Corporation (the “Company”)

	(b).	Address of Issuer’s Principal Executive Offices: 1211 Avenue of the Americas New York, NY 10036

Item 2	(a).	Name of Person Filing: Cruden Financial Services LLC CFS 2 LLC

AE Harris Trust

K. Rupert Murdoch

(b).

Address of Principal Office or, if none, Residence:

Cruden Financial Services LLC

c/o McDonald Carano Wilson LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

CFS 2 LLC

c/o McDonald Carano Wilson LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

AE Harris Trust

c/o McDonald Carano Wilson LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

K. Rupert Murdoch

1211 Avenue of the Americas

New York, New York 10036

(c).

Citizenship:

Cruden Financial Services LLC is formed under the laws of Delaware.

CFS 2 LLC is formed under the laws of Delaware.

AE Harris Trust is governed by the laws of Nevada.

Mr. Murdoch is a United States citizen.

(d).	Title of Class of Securities: News Corporation Class B Common Stock (“Shares”)

(e).	CUSIP Number: 65248E203

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership: Cruden Financial Services LLC

	(a)	Amount Beneficially Owned: 297,280,548

	(b)	Percent of Class: 28.5% - See below

	(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 297,280,548

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 297,280,548
CFS 2 LLC

	(a)	Amount Beneficially Owned: 297,280,548

	(b)	Percent of Class: 28.5% - See below

	(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 297,280,548

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 297,280,548
Harris Trust

	(a)	Amount Beneficially Owned: 297,280,548

	(b)	Percent of Class: 28.5% - See below

	(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 297,280,548

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 297,280,548
K. Rupert Murdoch

	(a)	Amount Beneficially Owned: 307,943,137

(b)	Percent of Class: 29.5% - See below

(c)	Number of Shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 10,662,589

	(ii)	shared power to vote or to direct the vote: 297,280,548

	(iii)	sole power to dispose or to direct the disposition of: 10,662,589

	(iv)	shared power to dispose or to direct the disposition of: 297,280,548

As of November 12, 2004, Cruden Financial Services was the beneficial owner of 297,280,548 Shares, constituting approximately 28.5% of the total number of outstanding Shares at such date. All of the 297,280,548 Shares beneficially owned by Cruden Financial Services are also beneficially owned by the Harris Trust. The Harris Trust shares with Cruden Financial Services the powers to vote and to dispose or direct the vote and disposition of such Shares. Cruden Financial Services, one of the two trustees of the Harris Trust, is a Delaware limited liability company with eight directors, of which certain directors have been designated by K. Rupert Murdoch.

As of November 12, 2004, CFS 2 was the beneficial owner of 297,280,548 Shares, constituting approximately 28.5% of the total number of outstanding Shares at such date. All of the 297,280,548 Shares beneficially owned by CFS 2 are also beneficially owned by the Harris Trust. The Harris Trust shares with CFS 2 the powers to vote and to dispose or direct the vote and disposition of such Shares. CFS 2, one of the two trustees of the Harris Trust, is a Delaware limited liability company with eight directors, of which certain directors have been designated by K. Rupert Murdoch. Cruden Financial Services owns all of the outstanding equity of CFS 2.

As of November 12, 2004, the Harris Trust was the beneficial owner of 297,280,548 Shares, constituting approximately 28.5% of the total number of outstanding Shares at such date. The Harris Trust is a trust governed by Nevada law whose trustees are Cruden Financial Services and CFS 2. Cruden Financial Services and CFS 2 share with the Harris Trust the powers to vote and to dispose or direct the vote and disposition of such Shares.

As of November 12, 2004, K. Rupert Murdoch was the beneficial owner of 307,943,137 Shares, constituting approximately 29.5% of the total number of outstanding Shares at such date. Of the 307,943,137 Shares beneficially owned by K. Rupert Murdoch, 297,280,548 of such Shares are also beneficially owned by the Harris Trust. Cruden Financial Services and CFS 2 share the power to vote and to dispose or direct the vote and disposition of such Shares. As a result of Mr. Murdoch’s ability to appoint certain members of the boards of directors of Cruden Financial Services and CFS 2, the two corporate trustees of the Harris Trust, Mr. Murdoch may be deemed the beneficial owner of the Shares beneficially owned by the Harris Trust. Mr. Murdoch, however, disclaims any beneficial ownership of such Shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10(a)	and (b). Certification: Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004

CRUDEN FINANCIAL SERVICES LLC

By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Managing Director

Dated: November 12, 2004

CFS 2 LLC

By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Managing Director

Dated: November 12, 2004

AE HARRIS TRUST

By:	/s/ Arthur M. Siskind
Cruden Financial Services LLC, Trustee
Name: Arthur M. Siskind
Title: Managing Director

By:	/s/ Arthur M. Siskind
CFS 2 LLC, Trustee
Name: Arthur M. Siskind
Title: Managing Director

Dated: November 12, 2004

Name:	*
K. Rupert Murdoch

* By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Attorney-in-Fact